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                                                       FILED BY VERITAS DGC INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                      AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY: VERITAS DGC INC.
                                                  COMMISSION FILE NO.: 001-07427

                                     SUBJECT COMPANY: PETROLEUM GEO-SERVICES ASA
                                                  COMMISSION FILE NO.: 001-14614

                                                        SUBJECT COMPANY: VENUS I
                                                  COMMISSION FILE NO.: 001-07427

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements herein contained are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS and Veritas' businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company's shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS and Veritas' businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS and Veritas' filings with the SEC, including their most recent Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), especially in the Management's Discussion and Analysis section, PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                                                        03/28/02
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ADDITIONAL INFORMATION

In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation / recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

o  Press release.

o  Message sent to Veritas employees on March 28, 2002.

                                     * * * *

THE FOLLOWING PRESS RELEASE WAS ISSUED JOINTLY BY VERITAS AND PGS ON MARCH 28, 2002.

                                 [VERITAS LOGO]


                     VERITAS DGC AND PETROLEUM GEO-SERVICES
                      TO AMEND TERMS OF PENDING COMBINATION


HOUSTON, TEXAS, MARCH 28, 2002: Veritas DGC Inc. (NYSE & TSE: VTS) announced today that they were in discussions to amend the terms of their pending combination in various respects. While no definitive amendment has been reached, the companies indicated that they expected any such amendment to include the following key terms:

      1. PGS shareholders would receive 0.40 shares (previously 0.47 shares) for each PGS share or American Depositary Share and Veritas shareholders would receive 1 share of a contemplated new holding company to be formed to accomplish the combination, resulting in Veritas shareholders owning approximately 44% of the new company and PGS shareholders owning approximately 56% of such company;

      2. Veritas would be entitled to nominate six of the proposed ten directors of the new company while PGS would be entitled to nominate four directors;

      3. David B. Robson, the Chief Executive Officer of Veritas, would be the Chief Executive Officer of the new company and Reidar Michaelsen, the Chairman and Chief Executive Officer of PGS, would be the Chairman of the Board;

      4. Matthew D. Fitzgerald, the Chief Financial Officer of Veritas, would be the Chief Financial Officer of the new company; and

      5. The transaction would be conditioned upon Veritas being treated as the acquiring company for accounting purposes.

The companies also indicated that any such amendment would be subject to final board approvals.

Veritas DGC Inc. offers the oil and gas industry a comprehensive suite of integrated geophysical services designed to manage exploration risk and enhance drilling and production success worldwide. These services include seismic data acquisition in all environments, data processing, data visualization, data interpretation, reservoir characterization, and extensive non-exclusive seismic data library surveys worldwide. With over 36 years of operating experience, Veritas is one of the world's leading providers of advanced geophysical technologies.

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. These data are used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' advanced geophysical technologies allow oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems ("FPSOs") and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

In connection with the proposed combination transaction, Veritas and a newly formed holding company will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and the new holding company will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by Veritas, PGS and the holding company with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from Veritas or PGS by calling, by calling Veritas at (832) 351-8821or PGS at (281) 589-7935.

                                    * * * * *

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.

                                      # # #

For additional information, please contact:

Mindy Ingle, Investor Relations                                  +1-832-351-8821
Matthew Fitzgerald, Executive Vice President,
Chief Financial Officer & Treasurer

                                     * * * *

THE FOLLOWING MESSAGE WAS SENT BY E-MAIL ON MARCH 28, 2002 FROM DAVE ROBSON, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF VERITAS, TO THE EMPLOYEES OF VERITAS.


Dear Fellow Employees

Since we announced the forthcoming merger between the two companies last November and after a flurry of merger information sessions, the silence that followed must have been deafening. We are sorry about our inability to communicate with you to the level that you might expect but there were some reasons for that. Firstly, PGS had to finish their year-end audit. This was the year that they changed to Arthur Anderson for their financial auditors so you can imagine the turmoil that ensued. Secondly, the sale of Atlantis by PGS has proven to be more challenging than expected and required a considerable amount of senior management time. Only in the last two weeks has work continued on due diligence and other merger issues in earnest.

As a result of certain financial issues which have been well documented in the media, some of the basic terms have been modified by agreement of both companies and they are as follows

      1. PGS will receive .4 shares of the new company for each of their existing share while Veritas will receive one share for each existing share. PGS shareholders will own about 56% of the new company and Veritas shareholders will own about 44%.

      2. Veritas will be entitled to nominate six of the proposed ten directors and PGS will be entitled to nominate four directors

      3. I will be CEO of the new company, Reidar Michaelson will be Chairman and Matt Fitzgerald will be CFO.

These amendments to the merger agreement are subject to final board approvals of both companies although the boards have been involved in the negotiation of these terms. A joint press release will be issued explaining the above facts.

I would like to point out that while there are some structural changes as noted above, this is still a merger and it should not be viewed as a takeover of PGS by Veritas. Among other things, we will be developing a new name, logo and all of the associated things to give the new company a new image.

It is imperative that we all cooperate to make the new, combined company the best geophysical company in the world and a very strong company in the FPSO business. I know that I can count on your support.